UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-16441

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN
2000 Corporate Drive
Canonsburg, PA 15317
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

CROWN CASTLE INTERNATIONAL CORP.
1220 Augusta Drive, Suite 500
Houston, Texas 77057-2261
(Name of issuer of the securities held pursuant to the
plan and the address of principal executive office)

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN

INDEX

Page
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2012 AND 2011 (Unaudited)	1
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011 (Unaudited)	2
NOTES TO FINANCIAL STATEMENTS - Unaudited	3
Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	9

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Unaudited)

DECEMBER 31, 2012 AND 2011

	2012	2011
Investments, at fair value (notes 3 and 4)	$833,346	$566,226
Receivables:
Employer contributions	34,523	30,634
Total receivables	34,523	30,634
Net assets available for benefits	$867,869	$596,860

See accompanying notes to financial statements.

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Unaudited)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 3)	$60,071	$(60,319)
Dividends and interest	19,849	14,956
Total investment income (loss)	79,920	(45,363)
Contributions:
Employer cash contribution	57,733	51,730
Employer securities contribution	61,850	—
Participants	71,506	57,973
Total contributions	191,089	109,703
Total additions (deductions)	271,009	64,340
Net assets available for benefits:
Beginning of year	596,860	532,520
End of year	$867,869	$596,860

See accompanying notes to financial statements.

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2012 and 2011

1.	Plan Description
The following description of the Crown Castle Puerto Rico Corp. 1165(e) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution plan available to eligible employees of Crown Castle Puerto Rico Corp. (the “Company”). Banco Popular de Puerto Rico ("Banco Popular") is the trustee and recordkeeper of the Plan. The Company, an indirect subsidiary of the Crown Castle International Corp., is the plan administrator for the Plan. The Plan was established on October 1, 2008, and has since been amended on an as-needed basis through the date of this report. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and Puerto Rico income tax laws. The financial statements included herein have not been audited, as an audit is not required under the applicable ERISA rules.
As of December 31, 2012 and 2011, there were 14 and 11 employees of the Company, respectively, eligible to participate and participating in the Plan.

(b)	Contributions
Employees are eligible for participation in the Plan once they are twenty-one years of age and have completed three months of service with the Company. Employees can participate in the Plan on the first day of the month coinciding with or following three months of service. Participants may contribute any percentage up to and including any percentage that allows the participant to reach the pre-tax contribution limit of $13,000 and $10,000 in 2012 and 2011, respectively, a maximum deferral amount specified by Puerto Rico Internal Revenue Code of 1994 ("PR Code"), as amended. Participants who are age 50 and older can contribute an additional $1,500 and $1,000 pre-tax contribution in 2012 and 2011, respectively, above the annual PR Code limitation. In addition, participants may make voluntary contributions to the Plan on an after-tax basis. These employee contributions are made through salary reductions and are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. A registered investment adviser is engaged to assist in monitoring the core investment options offered by the Plan, excluding the Crown Castle International Corp. common stock ("CCIC Common Stock"). As of December 31, 2012, the Plan offered 19 mutual funds, a money market account and CCIC Common Stock as investment options.
The Company matches and contributes 50% of the first 6% of pre-tax compensation that a participant contributes to the Plan. In addition, discretionary amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations. The discretionary contribution for 2011 was 3% of a participant's annual compensation. The two discretionary contributions for 2012 consisted of (1) 3% of a participant's annual compensation and (2)100 shares per participant of CCIC Common Stock. On August 1, 2012, the discretionary stock contribution totaled 1,000 shares of CCIC Common Stock, or approximately $61,850. This discretionary contribution of stock will vest in the same manner as the Company's standard and annual discretionary cash matches. See "vesting description" below. The Company's total discretionary contributions were $91,035 and $27,199 for the years ended December 31, 2012 and 2011, respectively.

(c)	Participant Accounts
Participant accounts are maintained at fair market value. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's matching and discretionary contributions and (2) Plan earnings and losses. The participant is entitled to the benefit that can be provided from the participant's vested account.

(d)	Vesting
Participants are vested immediately in their contributions plus actual earnings (losses) thereon. Vesting in the Company's contribution portion of their accounts is generally based on years of service. A participant is 33% vested after one year of credited service, 67% vested after two years of credited service, and 100% vested after three years of credited service. A participant automatically vests in any non-vested accounts upon attainment of age 65, upon retirement due to disability, upon death and upon termination of the Plan.

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2012 and 2011

(e)	Notes Receivable From Participants
As of December 31, 2012, participants are not permitted to borrow from their account. See note 8.

(f)	Payment of Benefits
Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59 1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of current and future participation in the Plan.

(g)	Forfeitures
Company contributions and earnings (losses) thereon that have not become vested, and have been forfeited by participants in accordance with the applicable provisions of the Plan, are applied against the Company's contributions to the Plan and may be applied to reduce the administrative expenses of the Plan. There were no amounts forfeited during the years ended December 31, 2012 and 2011. The forfeiture balance amounts that was unallocated to participants totaled $753 for both December 31, 2012 and 2011.

(h)	Administration Expenses
Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets as incurred. The Plan permits the application of forfeited assets to pay administrative expenses. No forfeited assets were used to pay administrative expenses during 2012 and 2011.

(i)	Termination of Plan
In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as may be approved by the Puerto Rico Treasury Department, ERISA counsel, or other governing agencies.

(j)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. For example, as of December 31, 2012 approximately 10% of the Plan's net assets are invested in CCIC Common Stock. See also note 3.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for benefits.

(b)	Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2012 and 2011

(c)	Investment Income
Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investments and Fair Value Measurements
The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value, in accordance with applicable accounting guidance (see note 4).
The following is a description of the levels of the fair value hierarchy:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, as well as inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 inputs are unobservable inputs and are not corroborated by market data.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Money market funds and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year.
Mutual funds: Valued at the NAV of shares held by the Plan at year-end based on quoted market price on active markets on the last business day of the Plan year.
CCIC Common Stock: Valued at the closing price of the stock as reported by NYSE on the last business day of the Plan year.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Purchases and sales of securities are accounted for on a settlement-date basis. The difference between recording transactions on a trade date and a settlement date was not significant to the Plan's financial statements.
In accordance with the policy of stating investments at fair value, unrealized appreciation or depreciation on investments are reflected within investment income (loss) in the Statements of Changes in Net Assets Available for Benefits.

(e)	Contributions
Participant contributions are recorded as they are withheld from the participant's wages.

(f)	Distributions to Participants
Distributions to participants are recorded when paid by the Plan.

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2012 and 2011

3.	Investment Options
The following were the investment options as of December 31, 2012:

•	Alger Small Cap Growth Institutional I Fund	•	Schwab 1000 Index Fund
•	Columbia Acorn Z Fund	•	T. Rowe Price Retirement Income Fund
•	CCIC Common Stock	•	T. Rowe Price Retirement 2010 Fund
•	DFA One-Year Fixed Income Portfolio Fund	•	T. Rowe Price Retirement 2020 Fund
•	EII Global Property Institutional Fund	•	T. Rowe Price Retirement 2030 Fund
•	Gabelli U.S. Treasury Money Market Account	•	T. Rowe Price Retirement 2040 Fund
•	Invesco Growth and Income R5 Fund	•	T. Rowe Price Retirement 2050 Fund
•	JPMorgan Core Bond Fund R6 Fund	•	Thornburg International Value CL R6 Fund
•	Laudus Growth Investors Fund	•	Vanguard Inflation Protected Securities Fund
•	Northern Small Cap Value Fund	•	Vanguard Mid Cap Index Signal Fund
•	PIMCO High Yield Institutional Fund
The following are investments that represented 5% or more of the Plan's assets (see note 4):

	December 31,
	2012	2011
Mutual Funds (valued at fair value):
AllianzGI NFJ Small Cap Value A Fund(a)	$—	$64,016
Columbia Acorn Z Fund	106,492	62,018
Federated Government Obligations Fund(a)	—	109,205
Gabelli U.S. Treasury Money Market Account(b)	76,609	—
Goldman Sachs Government Income A Fund(a)	—	34,611
Invesco Growth and Income R5 Fund(b)	44,692	—
Invesco Van Kampen Growth and Income A Fund(a)	—	31,750
JPMorgan Core Bond R6 Fund(b)	57,060	—
Laudus Growth Investors Fund(b)	55,059	18,892
Royce Premier Service(a)	—	39,079
Schwab 1000 Index Fund(b)	45,494	8,027
Thornburg International Value CL R5 Fund(a)	—	38,464
Thornburg International Value CL R6 Fund(b)	55,179	—
T. Rowe Retirement 2020 Fund(b)	54,338	27,000
T. Rowe Price Retirement 2030 Fund	101,936	67,627

Common Stock (valued at fair value):
CCIC Common Stock(b)	$90,633	$—

(a)	The fair values of the investments as of December 31, 2012 are not five percent or more of the Plan's total net assets available for benefits.

(b)	The fair values of the investments as of December 31, 2011 are not five percent or more of the Plan's total net assets available for benefits.
For the years ended December 31, 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

		For the Years Ended December 31,
	Level	2012	2011
Mutual funds	Level 1	$48,494	$(60,319)
Common Stock	Level 1	11,577	—
		$60,071	$(60,319)

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2012 and 2011

4.	Fair Values
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012 and 2011.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$391,830	$—	$—	$391,830
Bond funds	111,156	—	—	111,156
Value funds	84,522	—	—	84,522
Balanced funds	55,515	—	—	55,515
Real estate funds	23,081	—	—	23,081
Total mutual funds	666,104	—	—	666,104

Money market fund:
Treasury fund	76,609	—	—	76,609
Total money market fund	76,609	—	—	76,609

Common stock:
Common stock	90,633	—	—	90,633
Total common stock	90,633	—	—	90,633

Total	$833,346	$—	$—	$833,346

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$260,276	$—	$—	$260,276
Value funds	95,766	—	—	95,766
Government funds	34,611	—	—	34,611
Bond funds	24,168	—	—	24,168
Real estate funds	24,081	—	—	24,081
Balanced funds	16,371	—	—	16,371
Total mutual funds	455,273	—	—	455,273

Money market fund:
Treasury fund	109,205	—	—	109,205
Total money market fund	109,205	—	—	109,205

Cash and cash equivalent	1,748	—	—	1,748
Total	$566,226	$—	$—	$566,226
There were no transfers between Level 1 and 2 in the periods presented.

5.	Federal Income Tax
The Plan received a favorable determination letter from the Puerto Rico Department of Treasury dated May 5, 2009, which stated that the Plan is designed in accordance with the applicable sections of the PR Code and therefore, exempt from income taxes. Since receiving the determination letter, the Plan has been amended on an as needed basis and has filed a request for an updated determination letter. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

CROWN CASTLE PUERTO RICO CORP. 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2012 and 2011

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by by federal, state and/or local taxing authority. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Party-In-Interest Transactions
Banco Popular is trustee and recordkeeper of the Plan. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments.
The Plan invests in CCIC common stock. The Plan held 1,256 shares and zero shares of CCIC Common Stock as of December 31, 2012 and 2011, respectively. There were purchases of CCIC Common Stock totaling $79,056 for the year ending December 31, 2012, inclusive of the non-cash stock contribution worth $61,850. There were no sales of the CCIC Common Stock for the years ending December 31, 2012 and 2011, respectively. The Plan recorded investment income related to the appreciation in the fair value CCIC Common Stock of $11,577 and $0 for the years ending December 31, 2012 and 2011, respectively.

7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per financial statements to the Form 5500:

	For the Year ended December 31,
	2012	2011	2010
Net assets available for benefits per the financial statements	$867,869	$596,860	$532,520
Less: amount of the 2010 employer contribution receivable at December 31, 2010	—	—	(26,473)
Less: amount of the 2011 employer contribution receivable at December 31, 2011	—	(27,199)	—
Net assets available for benefits per the Form 5500	$867,869	$569,661	$506,047
The following is a reconciliation of employer contributions to the plan per the financial statements to the Form 5500:

	For the Year ended December 31,
	2012	2011
Employer contributions per the financial statements	$119,583	$51,730
Less: employer contribution of 2011 discretionary match	—	(27,199)
Add: employer contribution of 2010 discretionary match	—	26,473
Add: employer contribution of 2011 discretionary match	27,199	—
Employer contributions per the Form 5500	$146,782	$51,004

8.	Subsequent Events
On March 26, 2013, the Company amended the Plan to allow participants to borrow from their accounts. Participants will be permitted to borrow a minimum of $1,000 up to a maximum of 50% of the vested balance or $50,000, whichever is less. The notes will be secured by the balance in the participant's account and bear interest at a fixed rate of prime plus 1%. All notes will be subject to specific repayment terms and must be repaid within a five-year period. Each participant is permitted one note at a time. In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount.
In May 2013, the Plan expects to eliminate the investment option for two funds and transfer the assets into newly added investment options. The Plan intends to transfer the funds from the Vanguard Mid Cap Index Signal Fund to the Vanguard Mid Cap Index Institutional Fund and the Laudus Growth Investor Fund to the T. Rowe Price Growth Stock Fund.

SIGNATURE
 Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROWN CASTLE PUERTO RICO CORP.

1165(e) PLAN
(Name of Plan)

By:	/s/ ROB A. FISHER
Rob A. Fisher
Vice President and Controller (Principal Accounting Officer)

Date: June 24, 2013